Paul Weiss Rifkind Wharton & Garrison LLP
                             1285 Avenue of Americas
                             New York, NY 10019-6064



                                                     September 8, 2004



VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Encana Holdings Finance Corporation
                  Application for Withdrawal of Registration
                  Statement on Form F-9, File No. 333-118737-01

Ladies and Gentlemen:

                  Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Encana Holdings Finance Corporation (the "Company") hereby respectfully requests that its Registration Statement on Form F-9, filed on September 1, 2004, File No. 333-118737-01, together with all exhibits thereto (collectively, the "Registration Statement") be withdrawn and that an order of the Securities and Exchange Commission granting such withdrawal be issued.

                  Due to an apparently common glitch in the SEC system that generates "Duplicate Filing" errors, we were unable to successfully test file the F-9 Registration Statement. Our EDGAR department was told by SEC support staff to ignore the test suspension and file live, where it would then be adjusted by staff at the SEC.

                  Because we were unable to receive, and therefore review, an accepted test submission listing the registrants prior to live filing, we were unaware the filing was structured with joint filers until it was too late to correct.

                  Please forward copies of the order consenting to withdrawal of the Registration Statement for Encana Holdings Finance Corporation ONLY, to the undersigned at Paul Weiss Rifkind Wharton & Garrison LLP, 1285 Avenue of the Americas, New York NY, 10019. If you have any questions regarding the foregoing application for withdrawal, please contact the undersigned at (212) 373-3037.


                                              Respectfully,


                                              /s/ David A. Chorney
                                              --------------------
                                              David A. Chorney